MUNGER, TOLLES & OLSON LLP
355 SOUTH GRAND AVENUE
THIRTY-FIFTH FLOOR
LOS ANGELES, CALIFORNIA 90071-1560
TELEPHONE (213) 683-9100
FACSIMILE (213) 687-3702

560 MISSION STREET
SAN FRANCISCO, CALIFORNIA 94105-2907
TELEPHONE (415) 512-4000 FACSIMILE (415) 512-4077	WRITER’S DIRECT LINE (213) 683-9144 (213) 683-5144 FAX Mark.Kim@mto.com
February 14, 2011
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Air Lease Corporation Registration Statement on Form S-1 File No. 333-171734, initially filed on January 14, 2011 Amendment No. 1 filed on February 14, 2011
Ladies and Gentlemen:
     On behalf of Air Lease Corporation, pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 101(a) of Regulation S-T, we are transmitting in electronic format for filing Amendment No. 1 to the above-referenced Registration Statement on Form S-1.
     If you have any questions regarding this transmittal, please contact Robert Knauss at (213) 683-9137 or the undersigned at (213) 683-9144.
Sincerely,
/s/ Mark H. Kim
Mark H. Kim
Enclosures

Cc:	Steven F. Udvar-Házy, Chairman and Chief Executive Officer (w/o enclosures)
John L. Plueger, President and Chief Operating Officer (w/o enclosures)
Grant A. Levy, Executive Vice President, General Counsel and Secretary (w/o enclosures)
Robert B. Knauss, Munger, Tolles & Olson LLP (w/o enclosures)